Trading Symbol (TSX-V: AVU / FRANKFURT: 8AM) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

AVRUPA MINERALS LTD.

(An Exploration Stage Company)

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2014

INTRODUCTION

This is Management’s Discussion and Analysis (“MD&A”) for Avrupa Minerals Ltd. (“Avrupa” or the “Company”) and has been prepared based on information known to management as of November 21, 2014.  This MD&A is intended to help the reader understand the condensed consolidated interim financial statements of Avrupa.

The following information should be read in conjunction with the unaudited condensed consolidated interim financial statements and the related notes for the nine months ended September 30, 2014 and the Company’s audited consolidated financial statements for the year ended December 31, 2013 and related notes thereto, prepared in accordance with International Financial Reporting Standards (“IFRS”). The MD&A provides a review of the performance of the company for the nine months ended September 30, 2014. Additional information relating to the Company can be found on SEDAR www.sedar.com.

Management is responsible for the preparation and integrity of the consolidated financial statements, including the maintenance of appropriate information systems, procedures and internal controls. Management also ensures that information used internally or disclosed externally, including the consolidated financial statements and MD&A, is complete and reliable.

The Company’s board of directors follows recommended corporate-governance guidelines for public companies to ensure transparency and accountability to shareholders.  The board’s audit committee meets with management regularly to review the consolidated financial statements, including the MD&A, and to discuss other financial, operating and internal-control matters.

All currency amounts are expressed in Canadian dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Certain sections of this MD&A provide, or may appear to provide, a forward-looking orientation with respect to the Company’s activities and its future financial results.  Consequently, certain statements contained in this MD&A constitute express or implied forward-looking statements. Terms including, but not limited to, “anticipate”, “estimate”, “believe” and “expect” may identify forward-looking statements.  Forward-looking statements, while they are based on the current knowledge and assumptions of the Company’s management, are subject to risks and uncertainties that could cause or contribute to the actual results being materially different than those expressed or implied.  Readers are cautioned not to place undue reliance on any forward-looking statement that may be in this MD&A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Trading Symbol (TSX-V: AVU / FRANKFURT: 8AM) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

The following forward looking statements have been made in this MD&A:

•

Impairment of long-lived assets;

•

The Company’s assumptions and estimates used in its Technical Report filed on July 5, 2010, as well as the potential resource estimates and interpretations from that Technical Report;

•

The progress, potential and uncertainties of the Company’s mineral properties in Portugal, Germany and Kosovo; and

•

Expectations regarding the ability to raise capital and to continue its exploration and development plans on its properties.

ADDITIONAL INFORMATION

Financial statements, MD&A’s and additional information relevant to the Company and the Company’s activities can be found on SEDAR at www.sedar.com, and/or on the Company’s website at www.avrupaminerals.com.

SUMMARY AND OUTLOOK

The Company is a growth-oriented junior exploration and development company focused on aggressive exploration, using a prospect generator model, for valuable mineral deposits in politically stable and prospective regions of Europe, including Portugal, Kosovo, and Germany.

The Company currently holds 11 exploration licenses in three European countries, including seven in Portugal covering 3,981 km2, three in Kosovo covering 41 km2, and one in Germany covering 307 km2.  Avrupa operates three joint ventures and one exploration alliance in Portugal and Kosovo, including:

•

The Alvalade JV, with Antofagasta Minerals SA (“Antofagasta”), covering one license in the Iberian Pyrite Belt of southern Portugal, for copper (Cu)-rich massive sulfide deposits;

•

The Covas JV, with Blackheath Resources Inc. (“Blackheath”), covering one license in northern Portugal, for intrusion-related tungsten (W) deposits;

•

The Slivovo JV, with Byrnecut International Limited (“Byrnecut”), covering one license in central Kosovo, for gold and base metals related to carbonate-hosted massive sulfide deposits in the Vardar Mineral Trend; and

•

The CalGen Exploration Alliance, with Callinan Royalties Corp. (“Callinan”), covering generative exploration throughout Portugal, and including specific prospect upgrade work on the Alvito IOCG license in sourthern Portugal.

Avrupa is currently upgrading precious and base metal targets to JV-ready status in a variety of districts on their other licenses, with the idea of attracting potential partners to project-specific and/or regional exploration programs.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Trading Symbol (TSX-V: AVU / FRANKFURT: 8AM) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

During the nine months ended September 30, 2014, the Company continued to carefully manage its cash and corporate overhead.  Detailed Mineral Property information, including 2014 activity, can be found in Section 3.

Management’s overall expectations for the Company are positive, due in part to the following factors:

•

The Company established a joint venture with Antofagasta on its Alvalade property in Portugal after Antofagasta spending US$6.3 million to earn 60% and amended the joint venture agreement.

•

The Company established a joint venture with Blackheath on its Covas property in Portugal after Blackheath spending €1,320,000 in exploration on the property to earn 75%.

•

The Company signed an earn-in and shareholder agreement (“Earn-In Agreement”) with Byrnecut International Limited (“Byrnecut”) on its Slivovo property in Kosovo.

•

The Company and Callinan entered into an Exploration Alliance Agreement on October 4, 2013 and funded the Company $150,000 for generative exploration in Portugal.

•

Callinan further provided $150,000 exploration fund to the Company to advance the Alvito license in Portugal on November 20, 2013.

•

The Company completed a non-brokered private placement issuing 4,400,000 units at a price of $0.25 per unit for gross proceeds of $1,100,000 financing in August 2014.

•

The Company is highly experienced in Europe and is negotiating additional ventures on its existing portfolio of properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Trading Symbol (TSX-V: AVU / FRANKFURT: 8AM) 410-325 Howe Street Vancouver, British Columbia Canada V6C 1Z7 Tel: (604) 687-3520 Fax: 1-888-889 4874 www.avrupaminerals.com

TABLE OF CONTENTS

1. Background

5

2. Overview

5

2(a) Company Mission and Focus

5

2(b) Qualified Person

5

2(c) Description of Metal Markets

6

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

6

2(e) Historical estimates are not NI 43-101 compliant

6

3. Mineral Properties

7

3(a) Portugal

8

a) Alvalade JV Project with Antofagasta

9

b) Covas JV with Blackheath

16

c) Marateca

20

d) Alvito

20

e) Sines

21

f) Santa Margarida do Sado

21

g) Metola

22

h) Exploration and prospect generation (countrywide)

23

3(b) Kosovo

25

a) Slivovo

26

b) Kamenica

28

c) Glavej

29

3(c) Germany

30

Oelsnitz

30

4.  Risks and Uncertainties

32

5.  Impairment of Long-lived Assets

33

6.  Material Financial and Operations Information

34

6(a) Selected Annual Financial Information

34

6(b) Summary of Quarterly Results

34

6(d) Liquidity and Capital Resources

35

6(e) Disclosure of Outstanding Share Data

36

6(f) Commitment and Contingency

38

6(g) Off-Balance Sheet Arrangements

38

6(h) Transactions with Related Parties

38

6(i) Financial Instruments

39

6(j) Management of Capital Risk

41

7. Subsequent Events

41

8.  Policies and Controls

41

9. Information on the Board of Directors and Management

43

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

1. Background

The Company is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia.

On July 13, 2010, the Company acquired (a) 90% of the issued and outstanding shares in MAEPA and (b) 92.5% of the issued and outstanding shares of Innomatik Exploration Kosovo LLC, a private Kosovo company (“Innomatik”) and began trading on the TSX Venture Exchange under the symbol “AVU” as of July 14, 2010.  In April 2012, the Company acquired the remaining 10% of MAEPA to own 100% interest in MAEPA from its non-controlling interest owner.

On August 20, 2013, the Company acquired the remaining 7.5% of Innomatik to own 100% interest in Innomatik from its non-controlling interest owners (“NCI owners”) with the following term:

•

Issued 450,000 common shares of the Company to the NCI owners.

•

For a previous land payment extension granted in June 2012 by IEK on the two licenses in Kosovo, namely Kamenica and Glavej, the Company will provide, by December 31, 2013 (not yet paid), the agreed-upon payments equivalent to €50,000 in cash or shares per license, as stipulated by the June 2012 agreement.

With the purchase of the remaining 7.5% interest in Innomatik, the Company now owns 100% interest in Innomatik.

The Company and its subsidiaries’ principal activities are to locate, explore and develop the mineral resources properties in Europe.

In September 2012, the Company secured a listing in Europe and began trading on the Frankfurt Stock Exchange under the trading symbol “8AM”.

2. Overview

2(a) Company Mission and Focus

The Company is focused on exploring and developing economic mineral projects in Europe as a “prospect generator” company. The Company plans to explore different stages exploration projects, and to acquire and option out these exploration projects, while keeping a retained interest.

2(b) Qualified Person

Mr. Paul W. Kuhn, M.Sc., a Licensed Professional Geologist and a Registered Member of The Society of Mining Engineers, is a Qualified Person, as defined by National Instrument 43-101. Mr. Kuhn has reviewed the technical contents of this MD& A.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

2(c) Description of Metal Markets

Gold prices have remained above their long term averages, albeit with high levels of volatility.  Market interest in gold exploration remains strong.

Other metals such as copper prices have risen since their lows in late 2008 and copper is now trading over $3 per lb.  Market interest in exploration for other metals such as copper is excellent and the Company will monitor its resources relative to its opportunities during the coming fiscal year.

2(d) Use of the terms “Mineral Resources” and “Mineral Reserves”

Any reference in this MD&A to Mineral Resources does not mean Mineral Reserve.

A Mineral Reserve is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

2(e) Historical estimates are not NI 43-101 compliant

The historical estimates contained in this MD&A have not been calculated in accordance with the mineral resources or mineral reserves classifications contained in the CIM Definition Standards on Mineral Resources and Mineral Reserves, as required by National Instrument 43-101 ("NI 43-101").  Accordingly, the Company is not treating these historical estimates as current mineral resources or mineral reserves as defined in NI 43-101, and such historical estimates should not be relied upon. A qualified person has not done sufficient work to date to classify the historical estimates as current mineral resources or mineral reserves.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3. Mineral Properties

The following is a brief description of the Mineral Properties owned by the Company.  Additional information can be obtained from the Company’s website (www.avrupaminerals.com).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(a) Portugal

The Company through its wholly-owned subsidiary MAEPA, is currently focused in the Portuguese portion of the Iberian Pyrite Belt, a district with over 2,000 years of mining history from at least Roman times.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

a) Alvalade JV Project with Antofagasta

On June 6, 2011, the Company announced that it signed a Memorandum of Understanding (“MOU”) with Antofagasta Minerals S.A. (“Antofagasta”) to undertake exploration for copper-zinc massive sulfide deposits on the Alvalade project and on December 22, 2011, the Company entered into the Alvalade Joint Venture agreement with Antofagasta, whereas the Company granted to Antofagasta the option to acquire an undivided 51% interest in the project, which can be exercised by Antofagasta funding or incurring expenditures of an additional US$4 million over three years (spent by February 2014).

On February 25, 2014, the Company and Antofagasta signed an amended Joint Venture agreement which allows for more interim funding by Antofagasta, an expanded time frame in which to get a feasibility study decision, and a means for the Company to be carried to production, if there is a production decision to be made for the project. The amended agreement carries the following terms (in summary):

•

After due diligence, exploration funding of US$300,000 (completed).

•

Antofagasta must spend US$4 million on exploration to earn-in to 51% of the joint venture (“JV”) (Option 1 completed).

•

To earn further 9% of the JV (for an aggregate total of 60%), Antofagasta must fund US$2 million exploration by December 31, 2015 (Option 2 completed).

•

To earn a further 5% of the JV (for an aggregate total of 65%), Antofagasta must prepare, fund, and deliver a Preliminary Economic Assessment on a project within the JV area by December 31, 2017 (Option 3).

•

To earn a further 10% of the JV (for an aggregate total of 75%), Antofagasta must prepare, fund, and deliver a Feasibility Study on a project within the JV area by December 31, 2022 (Option 4).

•

And to earn a further 5% of the JV (for an aggregate total of 80%), Antofagasta must fund 100% of all work programs during this phase and make a Development Decision within one year of the Option 4 exercise date (Option 5).

•

Antofagasta will carry the Company through to production, and the Company will repay Antofagasta from proceeds, dividends, and sales generated by the actual production from any mine within the project area.

The Company operates the joint venture through Option 3 with Antofagasta supervising.

The discovery of massive sulfide mineralization occurred in the second drill hole at the new Sesmarias West target area, which is covered by approximately 100 meters of young cover sediments that completely obscure visual sighting of the target rocks.  Sesmarias West is located approximately seven kilometers south of the past-producing Lousal Mine and 50 kilometers northwest of Lundin Mining’s Neves Corvo Mine, along the Neves Corvo trend of the Iberian Pyrite Belt in Portugal.  The massive sulfide intercept is the first greenfields success in the Pyrite Belt of both Portugal and Spain since 1994.

The mineralized intercept in SES002 totals 16.85 meters, as described in the table below.  The intercept includes a zone of massive sulfide mineralization, then underlain by a zone of semi-massive sulfides and strong stockwork sulfide veining.  There follows a narrow shear zone, which is, in turn, underlain by a further zone of strong alteration with anomalous disseminated and stockwork sulfide mineralization.  The analytical results for each of the three zones follow:

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

SULFIDE TYPE	FROM	TO	TOTAL	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive	151.65	159.60	7.95	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork	159.60	162.50	2.90	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL			10.85	1.81	75.27	2.57	4.38	0.13	0.075
	FROM	TO	TOTAL	Cu ppm	Ag ppm	Pb ppm	Zn ppm	---	Co ppm
Weak/moderate stockwork	162.50	168.50	6.00	4514	10.57	1886	4838	---	528

The discovery of the Sesmarias West mineralization is exciting, as this is the first greenfields VMS intersect the Pyrite Belt in 20 years.  This discovery of massive sulfide mineralization is the result of three years of study, drilling, re-study, more drilling, reliance on the still-evolving structural and geological model for mineralization in the Pyrite Belt, full dedication from both the Avrupa and Antofagasta teams, and a willingness by Antofagasta to continue the necessary funding for the program.

Avrupa and Antofagasta then drilled another six holes in the Sesmarias area in the immediate vicinity of the initial Sesmarias massive sulfide intersection (SES002).  Results of this JV drilling clearly indicate the potential for a large-scale mineralized system.

Ongoing review of historic drilling around the peripheries of these eight holes supports this idea and the key points to take from analyzing the results from these eight holes include:

•

The large scale of the Sesmarias system, with previously-documented sulfide mineralization around the peripheries of the present target area;

•

Comparison of the size of the potential Sesmarias system to the size of the giant Neves-Corvo system, located 50 kilometers southeast of Sesmarias and presently mined by Lundin Mining Company;

•

Historic drilling completely missed the actual target rock package, leaving a 2,500-meter strike length of never-before-been drilled target area at Sesmarias.

Important analytical results from sampling of massive, semi-massive, and stockwork sulfide mineralization are summarized in the table below.  Four of the seven holes (including SES002) intersected massive sulfide mineralization at variable depths below the surface. Massive sulfide mineralization in three of those holes was sent to the lab for geochemical analyses (SES002, SES006, and SES008).  A detailed in-house study of the SES003 massive sulfide mineralization was completed using a hand-held XRF (x-ray fluorescence) analytical tool, and XRF studies of SES004, SES005, and SES007 were also performed. The XRF results are considered informative and scientifically supportive to the study and interpretation of the Sesmarias system, but should not be confused with analytical results obtained from an accredited assay laboratory. The XRF study of SES003 indicated similar VMS mineralization to that of SES002, which was approximately six meters away at the intersection of mineralization at depth.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Geochemical and geological results from all the work, to date, indicate that massive sulfide mineralization at Sesmarias is hosted within a specific package of black shale rocks located within the general volcanic-sedimentary rock sequence where mineralization in the Pyrite Belt is typically found.  The sulfide mineralization is fault-bound at both the upper and lower boundaries, suggesting that mineralization could be cut-off and moved laterally along strike, and/or vertically along dip, making exploration and delineation of a potential deposit difficult.  However, successful identification of the target host package in this phase of the drilling is a significant and positive step forward for exploration in the Sesmarias area, and for other target locations within the Alvalade Joint Venture license.

Sesmarias intercepts and drill hole summaries:

Hole ID	Total Depth	Description
SES008	334.1 meters

Hole intersected 5.5 meters of massive sulfide mineralization and 27.6 meters of sulfides + black shales.  Massive sulfide mineralization cut off by faulting at 309.1 meters depth.  Additional, weak massive sulfide mineralization located between 276 and 303.6 meters.

Massive sulfide mineralization @ 303.6 - 309.1 meters, total of 5.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
5.5 meters (303.6-309.1) @	1.17	36.8
incl 3 meters (306.1-309.1) @	1.62	41.8

5.5 meters (303.6-309.1) @			0.59	0.88	1.41	0.045	0.01
incl 5 meters (304.1-309.1) @			0.64	0.94	1.54	0.046	0.011
incl 3.5 meters (304.1-307.6) @					2.05

SES007	279.7 meters	Hole intersected wide fault zone at 206 - 222 meters at predicted depth of potential massive sulfide mineralization; massive sulfide fragments observed in fault zone; no analyses

SES006	253.1 meters	Hole intersected 1.5 meters of massive sulfide mineralization at 208.6 - 210.1 meters, but cut off by fault, as in SES007.
Massive sulfide mineralization @ 208.6 - 210.1 meters, total of 1.5 meters
	Au (ppm)	Ag (ppm)	Cu (%)	Pb (%)	Zn (%)	Sn (%)	Co (%)
1.5 meters (208.6-210.1) @	0.22	54	1.66	2.3	3.66	0.091	0.1

SES005	320.3 meters	Strong sulfides and stockwork at predicted depth of potential massive sulfide mineralization, but zone appears to be cut by faulting, as in SES006 and SES007

SES004	183.9 meters	Hole collared underneath and drilled into the footwall of the Sesmarias system

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

SES003	160.2 meters

Vertical hole intersected 13.1 meters of massive sulfide miner-alization.  However, the top of the intercept is located only six meters from the top of the SES002 mineral intercept and was not sampled by geochemical assay methods.  The hole was used, however, for geophysical studies of the mineralization.  XRF analytical results confirmed SES002 geochemical results.

SES002	274.7 meters	Initial intercept, as reported in earlier news release
Total mineralization zone @ 151.65 - 168.50 meters, total of 16.85 meters
SULFIDE TYPE	From-To	Cu %	Ag ppm	Pb %	Zn %	Sn %	Co %
Massive: 7.95 meters	151.65-159.60	2.21	89.8	3.05	4.82	0.15	0.084
Semi-massive/stockwork: 2.9 m	159.60-162.50	0.71	35.45	1.27	3.17	0.092	0.051
TOTAL	10.85 meters	1.81	75.27	2.57	4.38	0.13	0.075
	From-To	Cu ppm	Ag ppm	Pb ppm	Zn ppm		Co ppm
Weak/moderate stockwork: 6 m	162.50-168.50	4514	10.57	1886	4838		528

Note that at this time, true widths of the sulfide intercepts cannot be determined with the information presently available.

The Company and Antofagasta then drilled a further five holes in the Sesmarias area, to follow-up on the initial eight-hole program completed earlier.  The highlight of this follow-up program is a thick massive sulfide intercept in drill hole SES010, which started at a depth of 228.40 meters, and continued for 57.85 meters to 286.25 meters depth.  Average grades for the entire massive sulfide intercept are:  0.32% copper, 0.61% lead, 1.95% zinc, 0.45 g/t gold, and 25.1 g/t silver.  True thickness of the intercept is estimated to be approximately 35 to 40 meters.  The Joint Venture has now completed 13 holes, over a total strike length of 1,700 meters, at Sesmarias, for a total of 3,807 meters in the general target area. The Sesmarias target zone is heavily faulted, and the rocks are strongly contorted and displaced, which makes exploration extremely difficult. Despite these difficulties, the results from the drill programs continue to clearly indicate the potential for a large-scale mineralized system.

Recent Sesmarias intercepts and drill hole summaries:

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Hole ID	Total Depth	Description
SES013	401.5 meters

Located 165 meters SE of SES010.  Did not intercept massive sulfide mineralization, probably due to heavy faulting throughout the entire drill hole.  Some massive sulfide fragments located in fault zone, indicating prior presence.  Elevated sulfides in target shale horizons.

SES012	438.1 meters

Target depth contained strong sulfides in black shales above an 11-meter wide fault zone containing abundant pyritic massive sulfide fragments, confirming massive sulfides were present, but were later displaced.  Located approximately half way between SES002 and SES010.

SES011	372.1 meters	Located 750 meters SE of SES010, and 1550 meters SE of SES002. Did not intercept massive sulfide mineralization, possibly due to heavy faulting in/around the target horizon.

SES010	371.1 meters	57.85 meters of massive sulfide mineralization. Located 800 meters SE of SES002. Lower boundary of the massive sulfide mineralization appears to be faulted off.
Massive sulfide mineralization @ 228.40 - 286.25 meters, total of 57.85 meters
	Au (g/t)	Ag (g/t)	Cu %	Pb %	Zn %
57.85 meters (228.40-286.25) @	0.45	25.1	0.32	0.61	1.95
incl 1.1 meters (228.40-229.50) @			1.48
incl 6.5 meters (234.00-240.50) @			0.39
incl 4.4 meters (281.85-286.25) @			0.4

incl 3.5 meters (234.00-237.50) @					4.65
incl 9.0 meters (244.00-253.00) @					3.18
incl 9.5 meters (257.00-266.50) @					2.68
incl 1.0 meter (274.50-275.50) @					3.10

SES009	263.1 meters	Located approximately halfway between SES008 and SES002. Intercepted 2.3 meters of massive sulfide mineralization, mostly pyrite, in graphitic black shales.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

On October 22, 2014, the Company announced that the Company and Antofagasta completed another successful round of drilling resulted in a further increase of the strike length of the Sesmarias West target, revealed the potential of a 10-kilometer-long basin, located immediately south of the Sesmarias basin, and resulted in an exciting new model for potential massive sulfide mineralization in the Sesmarias East sub-basin. The Joint Venture plans to drill an additional deep hole to test the Sesmarias East concept during Q4 of 2014.

This latest work in the Sesmarias basin increased the length of the target area to nearly 2 kilometers in the Sesmarias West zone.  Geological and analytical results from all phases of drilling at Sesmarias indicate that the near-vertical oriented mineralization, above a depth of 300 meters, including cover gravel material, is interrupted by faults which have apparently displaced significant portions of the massive sulfide material.

During this latest drilling program, the Joint Venture identified a new target basin in the Pombal area, some 15 kilometers south of Sesmarias. POM005, which reached a depth of 725 meters, penetrated through the layer of surface gravels and then overlying volcanic rocks to intercept a target horizon similar to the host unit of mineralization at Sesmarias.  Although the hole did not intercept massive sulfide mineralization, geological information gathered from the drilling has helped to improve the understanding of the tectono-mineral model for the area, which will assist in future targeting in both basins.  Weak to moderate alteration and thin beds of up to 35% iron sulfide mineralization, as well as narrow intervals of slightly elevated levels of copper and zinc in the target horizon, help to support the positive potential for the Pombal basin area.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 1.  Location of various target basins within the Alvalade license, sub-basins (panels), and drilling locations at Sesmarias and Pombal.  Recent work has led to the identification of potential sub-basin mineral targets at Sesmarias East in Panel 3 and at Pombal in Panels 1 and 2.

Work during the past two drilling phases of 2014 led to construction of an upgraded structure-controlled model for mineralization that suggests further VMS exploration potential in the Sesmarias East zone, located 1-2 kilometers to the east of, and oriented sub-parallel to, Sesmarias West.  It is the Joint Venture’s understanding that the Sesmarias West and East basins are two of potentially several sub-basins developed within the overall Sesmarias zone.  The Joint Venture will attempt a deep exploration hole in the Sesmarias East area during Q4 2014, to test the conceptual model.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 2.  Sesmarias Basin, with Sesmarias West target zone delineated by earlier 2014 drilling, and new Sesmarias East target area suggested by stippled pattern.  SES014 will be collared about 2 kilometers NE of SES010, in the area of overlying cover rocks (blue-green color).

As of September 30, 2014, Antofagasta had forwarded a total of $6,390,749 (US$6,185,671) for the Alvalade project, including the US$300,000 for the initial study of the project.  In addition, Antofagasta paid directly to its own consultants seconded to the project an amount of US$109,700 which contributes further to Antofagasta’s funding to the project.

For further information about the drill results, please refer to the Company’s news releases (particularly dated February 27, 2014, April 17, 2014, May 12, 2014, July 24, 2014 and October 22, 2014) on www.sedar.com or on the Company’s website.

b) Covas JV with Blackheath

On May 18, 2011, the Company announced the signing of an agreement to option out the Covas tungsten project in northern Portugal to Blackheath Resources Inc. (“Blackheath”). Under the terms of the agreement, Blackheath had the option to earn a 51% interest in the project by spending €300,000 (spent) in exploration on the project before March 20, 2013, of which €150,000 (spent) was a firm commitment and must be spent by March 20, 2012. Blackheath earned in an additional 19% by spending a further €700,000 (spent) for a total interest of 70% for total expenditures of €1,000,000, by March 20, 2014.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

On May 7, 2014, the Company and Blackheath signed an amended Joint Venture agreement. The amended agreement carries the following terms (in summary):

•

To earn 51% of the joint venture (“JV”), Blackheath must spend €300,000 on exploration by March 20, 2013 (completed).

•

To earn a further 19% of the JV (for an aggregate total of 70%), Blackheath must fund €700,000 on exploration by March 20, 2014 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 75%), Blackheath must fund €320,000 on exploration by March 20, 2015 (completed).

•

To earn a further 5% of the JV (for an aggregate total of 80%), Blackheath must fund €498,000 on exploration by March 20, 2016.

•

To earn a further 5% of the JV (for an aggregate total of 85%), Blackheath must fund €833,000 on exploration by March 20, 2017.

On February 18, 2014, the Company reported the results from the Phase 2 drilling program at the Covas Tungsten Joint Project.  The Phase 2 drilling program greatly expanded the skarn-related zones of tungsten mineralization in each of the four areas tested and discovered a new mineralized zone, as well.  The program included fourteen diamond drill holes, totaling 1,183 meters, drilled in the five different target zones:  Muito Seco, Lapa Grande, Telheira, Castelo, and a new zone lying between the historic Cerdeirinha Pit area and the Muito Seco zone.  Step-out drilling ranged from 50 to 550 meters, averaging over 200 meters in distance from previously known zones of mineralization.  Results from both the first and second phases of drilling at Covas clearly indicate that there is further potential for expansion at all five target areas, as well as for discovery of new mineralization near and around the known mineral zones.  In addition, new geological and structural interpretation of the data from the combined recent and historical drilling indicates the presence of potential vectors towards further high grade tungsten zones.  There are still a number of outstanding, under-explored target areas around the Skarn Ring, as well as in the Covas Dome, itself.

Highlights of the Phase 2 program include 3.05 meters of 1.26% WO3, including 1.05 meters of 2.07% WO3, starting at a depth of 12.75 meters at Muito Seco and 3.25 meters of 0.19% WO3, including 1.25 meters of 0.38% WO3, starting at a depth of 82.55 meters at Telheira.  Drilling at Castelo extended tungsten-mineralized skarn in both the southwest and southeast directions in previously unexplored areas around the previously-known mineral zone.  All holes were drilled vertically, and intercepts are considered to represent close to true thickness of the mostly flat-lying mineralized zones.  Following is a summary of results from the Phase 2 drill program.

HOLE ID	EASTING	NORTHING	LENGTH	INTERCEPT DEPTH	INTERCEPT % WO3	SUMMARY EXTENSIONS DISTANCES
CO 22/13	525160	4635105	40.60	28.70	1.00 m @ 0.04% WO3	Extended Lapa Grande target over 80 meters to the SE
CO 23/13	525515	4634892	149.50	128.40	2.20 m @ 0.21% WO3
CO 24/13	525030	4634800	40.00	12.75	3.05 m @ 1.26% WO3	Extended Muito Seco target area over 200 meters to the SE
CO 25/13	525180	4634670	58.60	N/A	Thick skarn, no significant tungsten values

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

CO 26/13	524808	4634970	89.40	N/A	No skarn – collared in lower schist	Expanded known tungsten mineralization 550 meters in new discovery target area at Muito Seco/ Cerdeir-inha.
CO 27/13	524640	4634720	70.10	22.40	2.00 m @ 0.17% WO3
CO 28/13	524780	4634665	41.30	35.50	0.75 m @ 0.15% WO3
CO 29/13	524947	4634658	54.30	13.80	1.80 m @ 0.20% WO3
CO 30/13	524201	4634026	118.10	88.20 & 101.20	1.00 m @ 0.21 and 1.00 m @ 0.19% WO3	Extended Castelo target area over 100 meters SW
CO 31/13	522720	4635435	105.10	82.55	3.25 m @ 0.19% WO3	Extended Telheira target area over 180 meters NW and 130 meters to the S/SW
CO 32/13A	522773	4635244	141.30	125.50	1.00 m @ 0.12% WO3
CO 33/13	522847	4635164	54.30	N/A	no significant tungsten values
CO 34/13	522725	4635514	53.60	N/A	no significant tungsten values
CO 35/13	524525	4633885	166.70	142.30	9.20 m @ 0.143% WO3	Extended Castelo target area over 75 meters SE

The joint venture partners were encouraged with the overall results from the Phase 2 drilling at Covas as the joint venture partners were able to expand and upgrade a number of important target areas.  The follow-up geological and structural analyses of the new work, combined with all of the historic data, allows the joint venture partners to better target potential high grade tungsten zones, as well as target further expansions of known mineralization.

Phase 3 drilling at Covas is continuing.  To date, during this phase, approximately 1,123 meters in 16 holes have been drilled in the Lapa Grande, Muito Seco, Boundary, Castelo, and Valdarcas Extension zones.  Targeting has been weighted towards in-fill drilling and incremental extension of potential tungsten resources at these known deposits.  Geological interpretations and geochemical analyses are underway from this work, and will be reported when information is fully available.  The drill rig is presently moving to the Telheira area, where the joint venture partners intend to drill several geophysical targets.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 3.  Map of Covas Project with historic drilling results represented as grade-thicknesses, with purple, red, and yellow being the best results, in that order.  Note concentrations of good results at Lapa Grande, Boundary, Cerdeirinha, Castelo, Telheira, and Valdarcas.

Covas is a past-producing tungsten mine, and remaining historic resources on the property have been estimated at 922,900 metric tonnes of 0.78% WO3 by Union Carbide in 1980, based on work including 327 drill holes on the property. Mineralization is open to expansion. The price of tungsten has increased significantly in recent years and is currently approximately $32 per kilogram of contained tungsten trioxide. (These resources are historic in nature, prepared by Union Carbide Corp. in 1980, but are considered relevant. However, a qualified person has not done sufficient work to classify the historical estimates as current mineral resources, and the Joint Venture is not considering the historical estimates as current mineral resources.)

As of September 30, 2014, Blackheath forwarded a total $1,824,694 (€1,339,002) for the Covas property.

For further information, please refer to the Company’s news releases on www.sedar.com or on the Company’s website.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

c) Marateca

On July 26, 2013, the Mining Bureau of Portugal issued the new Marateca license to the Company covering approximately 742 square kilometers and is located 40 kilometers north of the Company’s Alvalade JV project. The Marateca license surrounds the northernmost known volcanic center on the Neves Corvo trend in the Iberian Pyrite Belt (IPB).  The spatial relationship between other volcanic centers in the IPB and the location of massive sulfide deposits is well-documented.  Of all known felsic volcanic centers, the Serrinha center has seen little previous comprehensive, systematic review.  Thus, with only a moderate amount of exploration, prospecting and research work, on a small portion of the Marateca license area, the Company has identified at least 13 potential, and separate, copper-zinc, volcanogenic massive sulfide-style target areas.  Several of the target areas have outcropping mineralization including iron, manganese, and silica at Serrinha and copper, lead, manganese and silica at Cordoeira.  Previous drilling at Serrinha intercepted stockwork silver-bearing sulfide mineralization in two holes.

On December 18, 2013, the Company announced the Company discovered an outcropping gossan zone in volcanic-sedimentary rock units that typically host massive sulfide mineralization in other parts of the IPB in Portugal and Spain. Follow-up mapping has extended the Pego do altar gossan zone to nearly 1,000 meters in strike length with a possible thickness of up to 50 meters. Limited rock chip sampling along strike (11 samples) returned copper values up to 0.12% and lead values to 0.08%. Anomalous bismuth, molybdenum, and gold values further indicate the hydrothermal nature of the metals’ presence, thus providing early support for further geological mapping, sampling, and drill targeting.  In addition, the Company discovered a second gossan zone in the Pego do Altar target area, with visible copper oxide staining at several locations. The Company plans additional mapping and sampling at these and at other targets around the license to continue to upgrade the project’s attractiveness for joint venture.

d) Alvito

The Alvito exploration license covers 1,035 square kilometers of prospectable land straddling the northeastern margin of the Pyrite Belt, adjacent to the Marateca license, and the Ossa Morena zone of southern Portugal.

On November 20, 2013, the Company received $150,000 funding from Callinan to fund exploration at the Alvito license to better attract potential joint venture partners in exchange for a 1.5% NSR royalty. The project is designated as an “Alliance Property” under the recently announced Exploration Alliance Agreement between the Company and Callinan (see below).

The Company, with funding from Callinan, has completed another stage of exploration work on the Alvito license.  The work brings the project up to JV-ready status, and the Company is actively engaging a potential partner for this property.  Work over the past year at Alvito has identified eight separate copper and copper-gold targets in the Alcaçovas copper belt and another 14 poly-metallic targets of various types around the license.  Less than half of the Ossa Morena portion of the license has been reviewed, and virtually none of the Pyrite Belt portion has been visited by Company explorationists, to date, which leaves a large, open prospective area.  The Company has completed work on the Alvito license in south Portugal.  At present, a third party is reviewing the license for potential targets related to possible iron oxide copper-gold mineralization (IOCG).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

As of September 30, 2014, Callinan forwarded a total $150,000 (€103,609) for the Alvito property. The Company held $4,891 (€3,456) on behalf of Callinan to be spent on the Alvito property, which is recorded as restricted cash.

e) Sines

On December 11, 2012, the Company announced the acquisition of Sines, located in southern Portugal in a relatively unexplored part of the Portuguese Pyrite Belt.

On December 18, 2013, the Company announced that follow-up mapping and sampling of several target areas on this license identified outcropping favorable horizons for massive sulfide-style mineralization. The Company collected 15 samples from these volcanic-sedimentary rock units, with anomalous copper results to 0.12%, as well as lead to nearly 500 ppm, and zinc to 350 ppm. Several samples contained over 10% manganese, and other samples contained anomalous barium, molybdenum and cobalt. Taken together, as at Pego do Altar on the Marateca property, the results support the presence of hydrothermal systems that could have produced massive sulfide mineralization.  The Company plans continued follow-up mapping, sampling, and drill targeting on the Sines property in order to make the project ready for joint venture.

f) Santa Margarida do Sado

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal: the Santa Margarida do Sado license covering potential northward extensions of mineralization from the historic Canal Caveira Mine, located on the Alvalade Joint Venture license, immediately adjacent to the south.  All four VMS target belts in Portugal -- Neves Corvo, Aljustrel, São Domingos, and Santa Margarida de Serra -- pass through the Santa Margarida license, suggesting strong exploration potential over a large area.  Already, based on historic exploration, the Company has recognized several general drill target areas within the license, as noted in the figure below.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 4.  The Santa Margarida do Sado license with VMS target belts, and potential target areas delineated from previous exploration work.  There are several historic drill holes available for review, and almost no exploration on the license since the late 1990’s.

g) Mertola

In June 2014, the Company received a new license in the Pyrite Belt of southern Portugal: the Mertola license, located east of Neves Corvo, and covering the eastern portion, in Portugal, of the São Domingos VMS target belt.  The past-producing São Domingos Mine is located close to the east end of the license, and is central to an area of good copper- and zinc-bearing massive sulfide targets.  The following map shows numerous other prospects around the license.  Core from over 35 holes of historic drilling is available for re-logging and re-sampling.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Figure 5.  Mertola license, with numerous prospects located along the length of the license.  The São Domingos Mine reportedly contained (non NI 43-101–compliant) historic resources of > 25 mt of 1.25% copper and 2-3% zinc in lenses of volcanogenic massive sulfide material.

Work is planned for both Santa Margarida do Sado and Mertola licenses during 2014-2015 in order to bring them to JV-ready status.  The Company is already actively marketing the two licenses, as well as the Marateca and Sines licenses, also in the Pyrite Belt, and also containing drill-ready targets.

h) Exploration and prospect generation (countrywide)

The Company and Callinan signed a three-year Exploration Alliance Agreement (the “Agreement”) which calls for Callinan to fund $150,000 of generative exploration in Portugal during the first year of the Agreement and, at Callinan’s option, to fund up to $100,000 in each of the two subsequent years.  In return for such funding, the Company will grant Callinan the option to receive a 0.5% NSR royalty on any new projects acquired as a result of the generative exploration work, or, if Callinan funds an additional $150,000 in further exploration on any of the new projects, an option to receive a 1.5% NSR royalty on such projects.  If the Company determines that further value can be generated for the new project after spending the additional $150,000, Callinan has the option to contribute subsequent funding with the Company on a joint 50/50 basis, with Callinan’s NSR and interest in the new project unchanged.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Callinan also has the option to fund additional exploration on the Company’s existing mineral properties, if proposed by the Company, and would earn a 1.5% NSR royalty in return for funding $150,000 in exploration on those projects (the “Alliance Property”).

Both the Company and Callinan expect that the results of this Agreement will generate additional mineral properties for the Company and advance those mineral properties to attract potential joint venture partners. The Company may also propose additional new prospect areas outside of Portugal, and Callinan will have the option to fund the exploration in those areas in return for the same royalty structure.

Generative exploration is ongoing.  Work during 2013-14, since inception of the Alliance, has taken place in northern and central Portugal, particularly in the gold-tungsten belt, and in southern Portugal in and around the Pyrite Belt and Ossa Morena Zone.  The Company has concluded recent work around the historic Freixeda Gold Mine in north Portugal and in the Castelo Branco region of east-central Portugal.  Results from this work are not yet available.

With the $150,000 generative exploration fund provided by Callinan, the Company is actively exploring in other parts of the country, using its experience-amassed database to review old prospects and districts from new angles and to develop wholly new generative ideas.

As of September 30, 2014, Callinan had forwarded a total $150,000 (€106,114) for the generative exploration. The Company held $31,951 (€22,576) on behalf of Callinan to be spent on the generative exploration, which is recorded as restricted cash.

Avrupa has applied for a license in the Freixeda gold district in the northeast part of the country.  Numerous quartz veins in the area were first mined during Roman times, and most recently in the mid 1950’s by a local mining group.  There has been little work or exploration completed in the district since that time.  The Company hopes to complete acquisition of the license before the end of the year, if sample results and preliminary geological review warrant the acquisition.

The Company maintains excellent relations with both the Mining Bureau and the Geological Survey in Portugal.  The Company intends to continue to generate high quality metal targets in Portugal, using innovative and aggressive exploration thinking and activities to upgrade the targets to JV-ready status.  With a prospect generator business model, the Company will then attract larger, mining-oriented companies to take on the projects for further, higher-risk exploration, and hopefully development into metals’ production.

Exploration work on the Arga license (funded by Blackheath Resources), on the Arcas and Sabroso licenses (funded by Callinan Royalties), and on the Candedo license (funded by Avrupa) led to results unsuitable for potential joint venture projects, and the licenses were dropped during 2014.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(b) Kosovo

The Company through its subsidiary Innomatik Exploration Kosovo (Innomatik) has been advancing its prospects in Kosovo towards JV-ready status.  The Company is actively searching in Europe and North America for suitable strategic partners to advance the Kosovo program.

AVRUPA LAND IN KOSOVO

GLAVEJ
STAN TERG MINE
(AG-PB-ZN)
KAMENICA
PRISHTINE
SLIVOVO
ARTANA MINE
(AU-AG-PB-ZN)
ACTIVE EXPLORATION LICENSE
RETENTION LICENSES
N
15 0 15 30
Kilometers

AVRUPA MINERALS

The Company’s Kosovo exploration team has long-term experience with the democratically-elected Kosovo government, with the United Nations and European Union administrators of the pre-independent country, and with the metallogeny and mineral deposits of the region.  The Company is currently the most active metals’ exploration group in Kosovo.  There has been little modern, systematic exploration performed in Kosovo to date, leaving an opportunity for successful prospect and project generation. The Company optioned one exploration license to a partner (Slivovo), while continuing to upgrade its other projects at Kamenica and Glavej exploration licenses to JV ready status.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

All of the Company’s Kosovo properties have outcropping base metal mineralization and/or significant alteration zones.  Most of the targets have not been previously drilled and have old workings of perhaps Roman and certainly Saxon age, to possibly early 20th century age in a number of locales.

a) Slivovo

The Slivovo license, located approximately 15 km southeast of Prishtine, the capital city of Kosovo, and covering 15.2 km2, was issued to the Company on June 27, 2012.  Early rock chip sampling of the Pester gossan zone (22 samples) returned strongly anomalous lead (average 1,825 ppm), zinc (average 3,647 ppm), silver (average 11.47 ppm), and gold (average 2.09 ppm) results.  Subsequent, wide-scale geological mapping of the area indicated potential for gold-bearing, massive sulfide mineralization of the style common in the Vardar Zone, which extends through east-central Europe.

Following the discovery of the Pester gossan zone, the Company then discovered several gold-bearing rock units in the Pester area.  First-pass soil and rock chip sampling outlined two separate areas with anomalous gold results.  One area surrounds the Pester gossan zone, measures approximately 500 x 150 meters in size, and is potentially open along strike.  The other, more important anomalous gold-bearing zone, located approximately 1,000 meters from the Pester gossan, is related to beds of a strongly altered, calcareous sandstone unit, intruded by a mineralized felsic dike(s).  At present, the length of this exposed mineralized zone is 900 meters, while known surface expression is 100-150 meters wide.  The anomalous zone is open along strike in both directions, and appears to have potential for downdip mineralization.  Trenching across the target zone shows geological potential for expansion of the mineralization.  Trench sampling will be completed in the coming months.

On April 10, 2014, the Company signed an earn-in and shareholders agreement (“Earn-In Agreement”) to option out the Slivovo property to Byrnecut International Limited (“Byrnecut”).  Under the Earn-In Agreement, Byrnecut has the option to earn a 51% interest in the Slivovo property by spending €1,000,000 in exploration on the project by April 10, 2015, of which €360,000 is a firm commitment and must be spent by October 10, 2014.  Byrnecut can then earn a further 24% by spending an additional €1,000,000 for a total interest of 75% with total expenditures of €2,000,000, by April 10, 2016.  Byrnecut can further earn an additional 10% by completing a Preliminary Feasibility Study on the Slivovo Project for a total interest of 85% by April 10, 2017.

Avrupa started targeting work at Slivovo in mid-April, upon receipt of the first tranche of funding from Byrnecut.  Since then, Avrupa geologists continue to work around two primary targets on the property, including a gold/silver/lead/zinc-bearing gossan, and an epithermal gold-polymetallic target located about one kilometer away.  In addition, work in the field is in the process of adding several new zones of interest, all requiring further follow-up.  In total, nearly 1,300 rock and soil samples have been collected, and 1,615 meters of trenches excavated for sampling and geological mapping purposes.  Of greatest interest is the average gold value in a northeast-trending zone, of which the 39 samples collected there returned 2.9 g/t gold, with a top cut of 10 g/t gold.  Five of these samples contained >10 g/t gold, ranging from 12.25 g/t to 389 g/t.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Work on the project has continued throughout the summer, and new targets around the Pester gossan zone have been identified.  The gossan zone has been extended to the southwest by over 300 meters, and the so-called epithermal zone, located further to the west, has been extended northwards by several hundred meters.  Geological work continues in the northern epithermal zone, as well as other targets on the license.  Mapping and sampling indicate that the entire Pester mineral target area is likely related to a buried porphyritic intrusion.

Tr 8
Ex Tr 14
Tr 14
Ex Tr
Ex Tr 13
Tr 13
Tr 11
Tr 7
Tr 4
Tr 10
Tr 9
Tr 1
Tr 2
Tr 3
Tr 5
Tr 6
LEGEND
Alluvium, gravel, sand
Oligocene - Miocene
Rhyodacite
Andesite dyke
Sulfide - oxide gossan
Sandstone gossan
Gossan breccia
Stockwork veining, MnC, FeO, Limonite
qz adularia. stokwork alteration
Fault
Ring Fault
NE Lineament / fault - zone
Cretaeous
Sandstone, marlstone, flysch unit
Sedimentary, melange
Siltstone - sandstone unit
Limestone, siltstone, arenite
Limestone - calcsilicate
Conglomerate
Jurasic
Meta - carbonate
Geology of trenches
FeOx Alteration 10-30Region
FeOx Alteration >30Region
FeOx Alteration <10Region
Altered volcanic rocks
Sandstone
Sandysiltstone
Siltstone
Siltysandstone
100 0 100 200 300
Meters

The mineralization zone runs for over 1,000 meters along an ENE-trending corridor from the epithermal target (olive) to the sandstone gossan (orange) to the sulfide-oxide gossan (black).  The epithermal zone now runs for over 800 meters, north-south.

Following well known models of mineral deposits related to porphyry systems, the various targets at Pester fall into a generalized model that hypothesizes the presence of a buried porphyry system, which has been long-suspected for the area.  The schematic diagram below shows the possible locations of the mineral target zones, with a model of planned drilling (in green).

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The drill program commenced in September 2014, with collar locations already sighted to test all three target zones.  The plan at the moment is for at least eight drill holes totaling 2,000 meters.  Drilling conditions and problems have made for slow progress, to date.

As of September 30, 2014, Byrnecut forwarded a total $1,073,873 (€735,000) for the Slivovo property. The Company held $622,300 on behalf of Byrnecut to be spent on the Slivovo property, which is recorded as restricted cash.

b) Kamenica

The Kamenica license was renewed for two years under the new Mining Law.  The size of the license was reduced by 50% to approximately 45 km2.  Targets in the Kamenica license are located 2 to 5 kilometers, along strike, from the historic Artana (Novo Brdo) silver/lead/zinc/gold mine.  The Artana Mine has operated intermittently since Saxon times in the 12th to 14th centuries.  According to recently-acquired UNMIK (United Nations Mission in Kosovo) information, in modern times the Artana Mine has produced 4-5 million metric tonnes of +10% Pb and Zn, 140 g/t Ag, and 1 g/t Au, over its still-continuing operation.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Artana Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

On February 14, 2012, the Company announced that it completed an initial round of exploratory drilling in late 2011 on the Kamenica license.  Two core holes, totaling 382.6 meters, were completed at two separate targets located about three kilometers apart.  The most interesting of the two holes, at the Metovic target, intercepted multiple generations of visible Fe-Zn-Pb sulfide mineralization in pervasive disseminations and stockwork quartz veining, hosted by strongly altered, calcareous silt and sandstones over the entire 193.3-meter length of the hole.  The hole bottomed in altered quartz diorite porphyry and brecciated quartz diorite containing fragments of the porphyry.  The widespread anomalous sulfide mineralization and strong alteration may indicate the presence of a possible large porphyry-style system within the Kamenica license.

The second hole, at the Grbes target, encountered pyritic gneisses from close to the surface to 120 meters depth, followed by sooty, pyritic black shales and graphitic schists to the bottom of the hole at 189.3 meters.  These strongly altered rock units do not appear at the surface, and are of an older Vardar formation that has been uplifted in this portion of the exploration area.  Further work is necessary to assist in targeting for a possible large mineral system.

The Kamenica license is presently held on a retention basis, as no work has been completed during the past year.  However, efforts to joint venture the license are continuing.

c) Glavej

The Glavej license was also renewed for two years under the new 2010 Kosovo Mining Law.  The size of the license was reduced by 50%, according to the law, to 8.1 km2.  The license lies close to the historic, and presently producing, Stan Terg base metal mine, which has operated intermittently for more than 1,000 years, and has reportedly produced more than 35 million metric tonnes of +10% Pb and Zn, and 80 g/t Ag.  Production information was compiled during UNMIK (United Nations Mission in Kosovo) administration of Trepça Mines after the war in Kosovo.  The historic production information for the Stan Terg Mine is non - NI 43-101 – compliant, though Avrupa is of the opinion that the information is accurate with respect to available production records.

On February 14, 2012, Avrupa announced that it completed a third hole late in 2011 at the Hazelnut Hill target on the Glavej exploration license.  The hole intersected iron oxide-rich massive silica and silica breccia over the entire length of the hole to a depth of 139 meters.  Anomalous base metal mineralization was present at the very bottom of the hole.  Difficult drilling conditions and winter weather curtailed the drill hole before reaching total planned depth.

The Glavej license is presently held on a retention basis, as no work has been completed during the past year.  However, efforts to joint venture the license are continuing.

The Company is poised to attract JV partners for its advanced greenfields exploration projects at Kamenica and Glavej.  The Company is actively searching for suitable partners for these licenses in both North America and Europe. First-pass work on all of the properties has, or will include, stream sediment sampling, rock chip sampling, and reconnaissance-style geological mapping and prospecting. The Company dropped the Selac and Koritinik licenses in 2014.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

3(c) Germany

Oelsnitz

On January 23, 2012, the Company announced the signing of a Memorandum of Understanding (“MOU”) with Beak Consultants GmbH (“Beak”) to explore for gold deposits in the Erzgebirge mining district near Oelsnitz in the Free State of Saxony in eastern Germany. The Company must spend €140,000 for exploration purpose to gain 85% of Oelsnitz Exploration License, which was issued to Beak on January 12, 2012. The license covers 307.2 square kilometers and has been issued for gold, silver, tin, tungsten, molybdenum, copper, lead, zinc, tellurium, barite and fluorite. The license is valid until March 31, 2016, and renewable upon proof of continued exploration activities.  There is no royalty attached to the license.

The Company earned into 85% of the project (as of September 30, 2014 - $206,321 (€161,612)), and the two companies are setting up a joint venture to further explore for gold on the property.  The goal of the Company is to explore for and find gold targets related to the emplacement of large granitic intrusions.  Previous work has not, at all, been dedicated to gold exploration in this region, and the Company is probably the first group to do so.  The first-pass work completed at the end of 2012 indicated several areas of gold and tin anomalism that need further follow-up.   Follow-up of gold and tin anomalism in a number of target areas is now currently underway.  The Company will continue to look for joint venture partnerships in the coming year.

ERZGEBIRGE JV -- OELSNITZ LICENSE

REICHENBACH
PLAUEN
OELSNITZ
KLINGENTHAL

4 0 4 8

Kilometers

Scale: 1:200,000

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company’s exploration expenses for the period ended September 30, 2014 and the cumulative exploration expenses since acquisition of MAEPA and Innomatik are:

	Portugal							Kosovo					Germany	Total
	Marateca	Alvalade	Covas	Arga	Alvito	Callinan Generative	Others	Glavej	Kamenica	Selac	Slivovo	Others
Exploration and evaluation assets
Acquisition costs
As of January 1, 2014	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$1,479,204
Additions during the period	-	-	-	-	-	-	-	-	-	-	-	-	-	-
As of September 30, 2014	$1,096,840	$ 167,920	$ 71,289	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$143,155	$ -	$ -	$1,479,204

Mineral exploration expenses for the nine months ended September 30, 2014
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 77,127	$ -	$ -	$ 77,127
Concession fees and taxes	15,713	34,336	18,762	3,708	5,105	56	25,187	-	-	-	19	-	-	102,886
Depreciation	6,148	-	-	-	2,866	-	3,977	-	-	-	-	-	-	12,991
Drilling	-	-	-	-	-	-	-	-	-	-	294	-	-	294
Geological salaries and consulting	92,091	1,674,659	501,971	-	136,427	27,725	181,352	-	4,083	-	6,709	2,687	-	2,627,704
Geology work	-	-	-	-	-	27,498	-	-	-	-	213,361	4,084	-	244,943
Insurance	2,228	11,167	8,266	-	1,223	766	1,376	-	-	-	2,462	132	-	27,620
Legal and accounting	97	-	-	-	29	-	62	-	-	-	-	-	-	188
Office and administrative fees	10,085	61,696	3,319	205	6,027	3,503	8,797	-	40	-	9,977	-	-	103,649
Rent	21,923	87,107	9,166	-	11,057	3,188	16,416	-	-	-	6,126	-	-	154,983
Site costs	3,274	21,554	13,192	-	6,128	1,897	3,406	-	59	-	28,555	-	-	78,065
Travel	1,142	53,774	10,697	-	10,003	11,943	3,122	-	363	-	6,241	363	-	97,648
Trenching and road work	-	-	-	-	-	-	-	-	-	-	11,886	-	-	11,886
Advances from optionee	-	(2,096,907)	(564,621)	(206)	(115,736)	(84,295)	-	-	-	-	(451,573)	-	-	(3,313,338)
	$ 152,701	$ (152,614)	$ 752	$ 3,707	$ 63,129	$ (7,719)	$243,695	$ -	$ 4,545	$ -	$(88,816)	$ 7,266	$ -	$ 226,646
Cumulative mineral exploration expenses since acquisition
Assaying	$ -	$ -	$ -	$ -	$ -	$ -	$ -	$ 3,292	$ 3,569	$ -	$ 77,127	$ 1,255	$ -	$ 85,243
Concession fees and taxes	83,381	129,248	147,900	26,571	35,392	56	78,090	78,503	81,215	7,990	4,525	21,752	4	694,627
Depreciation	8,212	-	-	1,041	4,894	-	14,065	-	-	-	-	-	-	28,212
Drilling	-	-	-	-	-	-	-	-	-	-	294	-	-	294
Geological salaries and consulting	902,101	5,247,092	1,636,944	112,677	258,742	33,259	678,276	65,963	161,609	75,875	36,248	206,005	7,064	9,421,855
Geology work	-	-	-	-	-	27,498	-	52,790	97,813	55,733	226,368	196,224	193,998	850,424
Insurance	3,038	16,962	10,547	408	2,018	766	5,332	1,835	4,310	1,986	3,620	6,308	-	57,130
Legal and accounting	112	296	-	-	29	-	134	-	-	-	-	-	-	571
Office and administrative fees	24,197	165,120	20,322	3,057	11,634	3,605	33,665	493	4,998	3,266	12,296	7,421	5,255	295,329
Rent	48,461	265,286	20,868	4,748	19,578	3,188	58,796	2,199	12,943	8,546	9,898	21,304	-	475,815
Site costs	27,319	94,022	52,493	1,817	10,402	2,039	18,437	27,206	123,867	10,154	65,179	28,748	-	461,683
Travel	32,979	204,567	50,759	5,126	18,825	12,011	21,027	-	2,845	2,413	6,432	4,007	-	360,991
Trenching and road work	-	-	-	-	-	-	-	-	-	-	11,886	-	-	11,886
Advances from optionee	-	(6,390,749)	(1,824,694)	(83,032)	(145,109)	(118,049)	-	-	-	-	(451,573)	-	-	(9,013,206)
	$1,129,800	$ (268,156)	$ 115,139	$72,413	$216,405	$ (35,627)	$907,822	$232,281	$ 493,169	$165,963	$ 2,300	$493,024	$206,321	$3,730,854

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

4.  Risks and Uncertainties

The Company is engaged in the exploration for mineral deposits. These activities involve significant risks which even with careful evaluation, experience and knowledge may not, in some cases, be eliminated. The Company’s success depends on a number of factors, many of which are beyond its control. The primary risk factors affecting the Company include inherent risks in the mining industry, metal price fluctuations and operating in foreign countries and currencies.

Inherent risks within the mining industry

The commercial viability of any mineral deposit depends on many factors, not all of which are within the control of management. Some of the factors that will affect the financial viability of a given mineral deposit include its size, grade and proximity to infrastructure. Government regulation, taxes, royalties, land tenure and use, environmental protection and reclamation and closure obligations could also have a profound impact on the economic viability of a mineral deposit.

Mining activities also involve risks such as unexpected or unusual geological operating conditions, floods, fires, earthquakes, other natural or environmental occurrences and political and social instability. It is not always possible to obtain insurance against all such risks and the Company may decide not to insure against certain risks as a result of high premiums or for other reasons. The Company does not currently maintain insurance against political or environmental risks. Should any uninsured liabilities arise, they could result in increased costs, reductions in profitability, and a decline in the value of the Company’s securities.

There is no assurance at this time that the Company’s current mineral properties will be economically viable for development and production.

Prices for metals

Metals prices are subject to volatile price fluctuations and have a direct impact on the commercial viability of the Company’s exploration properties. Price volatility results from a variety of factors, including global consumption and demand for metals, international economic and political trends, fluctuations in the US dollar and other currencies, interest rates, and inflation. The Company has not hedged any of its potential future metal sales. The Company closely monitors metal prices to determine the appropriate course of action to be taken by the Company.

Foreign currency risks

The Company uses the Canadian dollar as its measurement and reporting currency, and therefore fluctuations in exchange rates between the Canadian dollar and other currencies may affect the results of operations and financial position of the Company. The Company does not currently have any foreign currency or commercial risk hedges in place.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The Company raises the majority of its equity financings in Canadian dollars while foreign operations are predominately conducted in Euros and US dollars. Fluctuations in the exchange rates between the Canadian dollar, Euros and US dollar may impact the Company’s financial condition.

Risks Associated with Foreign Operations

The Company’s investments in foreign countries such as Portugal, Germany and Kosovo carry certain risks associated with different political, business, social and economic environments. The Company is currently evaluating various commodities in Portugal and Kosovo, but will undertake new investments only when it is satisfied that the risks and uncertainties of operating in different cultural, economic and political environments are manageable and reasonable relative to the expected benefits.

Title to mineral properties involves certain inherent risks due to the difficulties of determining the validity of certain claims as well as the potential for problems arising from the frequently ambiguous conveyance and regulatory characteristics of property rights in certain foreign countries.

Future government, political, legal or regulatory changes in the foreign jurisdictions in which the Company currently operates or plans to operate could affect many aspects of the Company’s business, including title to properties and assets, environmental protection requirements, labor relations, taxation, currency convertibility, repatriation of profits or capital, the ability to import necessary materials or services, or the ability to export produced materials.

5.  Impairment of Long-lived Assets

The Company completed an impairment analysis as at September 30, 2014 and concluded that no impairment charge was required because:

•

the Company capitalized only its acquisition costs of MAEPA and Innomatik;

•

there have been no significant changes in the legal factors or climate that affects the value of the properties in Portugal and Kosovo;

•

all properties in Portugal and Kosovo remain in good standing; and

•

the Company and its joint-venture partners intend to continue its exploration and development plans on the properties.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6.  Material Financial and Operations Information

6(a) Selected Annual Financial Information

Selected Annual Information

	Year Ended December 31, 2013	Year Ended December 31, 2012	Year Ended December 31, 2011
Total revenues	$ -	$ -	$ -
General and administrative expenses	728,761	1,263,626	869,583
Loss for the year	1,882,598	1,529,054	2,117,206
Loss per share	(0.06)	(0.07)	(0.13)
Total assets	3,092,321	2,985,754	1,781,370
Total long-term financial liabilities	-	-	-
Cash dividends declared – per share	N/A	N/A	N/A

6(b) Summary of Quarterly Results

The following is a summary of the Company’s financial results for the last eight quarters:

Three months ended
	September 30, 2014	June 30, 2014	March 31, 2014	December 31, 2013
Total Revenues	$ -	$ -	$ -	$ -
Loss before other items	$ 219,320	$ 235,053	$ 309,434	$ 620,937
Net loss	$ 211,314	$ 232,818	$ 308,782	$ 623,842
Loss per share	$ 0.01	$ 0.01	$ 0.01	$ 0.02

Three months ended
	September 30, 2013	June 30, 2013	March 31, 2013	December 31, 2012
Total Revenues	$ -	$ -	$ -	$ -
Loss before other Items	$ 274,833	$ 100,905	$ 899,708	$ 565,442
Net Loss	$ 275,073	$ 94,960	$ 888,723	$ 481,533
Loss per share	$ 0.01	$ 0.00	$ 0.03	$ 0.02

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(c) Review of Operations and Financial Results

For three months ended September 30, 2014 and three months ended September 30, 2013

During the three months ended September 30, 2014, the Company reported a loss of $211,314 ($0.01 loss per share) (2013 – $275,073 ($0.01 loss per share)).

Excluding the non-cash depreciation of $213 (2013 - $5,370), the Company’s general and administrative expenses amounted to $148,120 during the three months ended September 30, 2014 (2013 - $187,171), a decrease of $39,051 as a result of conserving cash.

During the three months ended September 30, 2014, the Company expensed exploration costs totaling $1,385,334 including $268,643 on Covas, $70,677 on Marateca, $650,244 on Alvalade, a negative amount of $54 on Arga, $26,074 on Alvito, $70,312 on Callinan Generative, $92,548 on other projects in Portugal, a negative amount of $64 on Kamenica, $207,053 on Slivovo, a negative amount of $99 on other projects in Kosovo. During the three months ended September 30, 2013, the Company expensed $779,683 in exploration costs which included $134,418 on Covas, $2,265 on Marateca, $499,063 on Alvalade, $52,045 on Arga, $8,237 on Alvito and $68,924 on other projects in Portugal, $848 on Glavej, $9,507 on Kamenica, $1,071 on Selac, $2,878 on Slivovo and $427 on other projects in Kosovo.

For nine months ended September 30, 2014 and nine months ended September 30, 2013

During the nine months ended September 30, 2014, the Company reported a loss of $752,914 ($0.02 loss per share) (2013 – $1,258,756 ($0.04 loss per share)).

Excluding the non-cash depreciation of $662 (2013 - $14,918) and share-based payment of $29,141 (2013 – $Nil), the Company’s general and administrative expenses amounted to $507,358 during the nine months ended September 30, 2014 (2013 - $602,741), a decrease of $95,383 as a result of conserving cash.

During the nine months ended September 30, 2014, the Company expensed exploration costs totaling $3,539,984 including $565,373 on Covas, $152,701 on Marateca, $1,944,293 on Alvalade, $3,913 on Arga, $178,865 on Alvito, $76,576 on Callinan Generative, $243,695 on other projects in Portugal, $4,545 on Kamenica, $362,757 on Slivovo, $7,266 on other projects in Kosovo. During the nine months ended September 30, 2013, the Company expensed $2,411,950 in exploration costs which included $380,149 on Covas, $3,594 on Marateca, $1,495,591 on Alvalade, $96,657 on Arga, $66,479 on Alvito and $214,195 on other projects in Portugal, $11,370 on Glavej, $51,874 on Kamenica, $11,173 on Selac, $24,622 on Slivovo and $61,458 on other projects in Kosovo, and a recovery of $5,212 on its project in Germany from its joint-venture partner.

6(d) Liquidity and Capital Resources

As at September 30, 2014, the Company’s working capital was $843,387 (December 31, 2013 - $538,205). With respect to working capital, $901,763 was held in cash (December 31, 2013 - $439,154) and $659,235 was held in restricted cash (December 31, 2013 - $640,504). The increase in cash was mainly due to the proceeds from issuance of common shares during the period, offset by the general administrative expenses and exploration work expense.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

As of the date of this MD&A, the Company has no outstanding commitments. The Company has not pledged any of its assets as security for loans other than €109,500 ($154,975) cash pledge for its exploration licenses in Portugal and is not subject to any debt covenants.

The Company is aware of the current conditions in the financial markets and has planned accordingly. The Company’s current treasury and the completed financing in 2014, along with the planned developments within the Company as well as with its JV partners and Exploration Alliance partner will allow its efforts to continue throughout 2014. If the market conditions prevail or improve, the Company will make adjustment to budgets accordingly.

6(e) Disclosure of Outstanding Share Data

The authorized share capital of the Company consists of an unlimited number of common shares without par value. As at September 30, 2014, the Company’s share capital was $4,672,948 (December 31, 2013 - $4,647,712) representing 43,373,571 common shares (December 31, 2013 – 38,543,571 common shares).

Stock option transactions and the number of stock options are summarized as follows:

	Exercise	December 31,			Expired/	September 30,
Expiry date	price	2013	Granted	Exercised	cancelled	2014
July 8, 2015	$0.35	820,000	-	-	(50,000)	770,000
July 15, 2015	$0.35	10,000	-	-	-	10,000
January 27, 2017	$0.30	100,000	-	-	-	100,000
April 10, 2017	$0.30	775,000	-	-	(20,000)	755,000
October 16, 2018	$0.10	1,550,000	-	(150,000)	-	1,400,000
March 3, 2019	$0.165		200,000	-	-	200,000
Options outstanding		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Options exercisable		3,255,000	200,000	(150,000)	(70,000)	3,235,000
Weighted average exercise price		$0.22	$0.165	$0.10	$0.34	$0.22

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

The continuity of warrants for the nine months ended September30, 2014 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2013	Issued	Exercised	Expired	2014
December 15, 2014*	$0.50	4,000,000	-	-	-	4,000,000
October 4, 2015	$0.25	7,990,000	-	-	-	7,990,000
September 24, 2016	$0.15	6,000,000	-	(280,000)	-	5,720,000
October 15, 2016	$0.15	3,500,000	-	-	-	3,500,000
August 22, 2017	$0.40	-	4,400,000	-	-	4,400,000
Outstanding		21,490,000	4,400,000	(280,000)	-	25,610,000
Weighted average exercise price		$0.25	$0.40	$0.15	$Nil	$0.28

* On March 13, 2014, the Company extended the expiry date of 4,000,000 outstanding common share purchase warrants to December 15, 2014. The warrants were issued in March 2012, by way of private placement. Each warrant entitles the holder to acquire one common share of the Company at a price of $0.50. The fair value of these extended warrants using the Black-Scholes pricing model assumes an average risk free rate of 1.13%, no dividend yield, average expected life of 9 months and an expected price volatility of 181.23%. As a result, $579,150 was reallocated from share capital to fair value of warrants.

The continuity of finder’s options for the nine months ended September30, 2014 is as follows:

	Exercise	December 31,				September 30,
Expiry date	price	2013	Issued	Exercised	Expired	2014
March 28, 2014	$0.30	183,913	-	-	(183,913)	-
October 4, 2015(1)	$0.15	545,500	-	-	-	545,500
September 24, 2016(2)	$0.10	148,800	-	-	-	148,800
August 22, 2017(3)	$0.25	-	152,600	-	-	152,600
Outstanding		878,213	152,600	-	-	846,900
Weighted average exercise price		$0.17	$0.25	$Nil	$0.30	$0.16

(1)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until October 4, 2015 at $0.25.

(2)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until September 24, 2016 at $0.15.

(3)

The finder’s options are exercisable into units, with each unit consisting one common share and one warrant exercisable until August 22, 2017 at $0.40.

If the remaining options, warrants, finder’s options, including the warrants associated with the finder’s options, were exercised, the Company’s available cash would increase by $8,197,590.

As of the date of this MD&A, there were 43,373,571 common shares issued and outstanding and 73,912,371 common shares outstanding on a diluted basis.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(f) Commitment and Contingency

As of September 30, 2014, the Company had a total of €109,500 ($154,975) (December 31, 2013: €149,500 ($219,092)) of cash pledged for its exploration licenses in Portugal. The advances to the Portuguese regulatory authorities are refundable to the Company, subject to completion of the work obligations described in the exploration license applications.

6(g) Off-Balance Sheet Arrangements

None.

6(h) Transactions with Related Parties

The aggregate value of transactions and outstanding balances relating to key management personnel and entities over which they have control or significant influence were as follows:

For the nine months ended September 30, 2014

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$149,785	$Nil	$Nil	$Nil	$40,047	$Nil	$189,832
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

For the nine months ended September 30, 2013

	Short-term employee benefits	Post-employment benefits	Other long-term benefits	Termination benefits	Other expenses	Share-based payments	Total
Paul W. Kuhn Chief Executive Officer, Director	$165,798	$Nil	$Nil	$Nil	$36,396	$Nil	$202,194
Winnie Wong, Chief Financial Officer	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil	$Nil

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Related party assets / liabilities

Nine months ended
	Services	September 30, 2014	September 30, 2013	As at	As at
				September 30, 2014	December 31, 2013
Amounts due to:
Pacific Opportunity Capital Ltd. (a)	Rent, management and accounting services	$ 153,600	$ 150,850	$ 17,062	$ 7,613
Paul W. Kuhn	Consulting and housing allowance	$ 189,832	$ 202,194	$ 5,623	$ 8,854
Paul L. Nelles (b)	Salaries	$ 46,473	$ 29,823	$Nil	$Nil
Michael Diehl (b)	Salaries	$ 95,328	$ 32,785	$Nil	$Nil
Mineralia (c)	Consulting	$ 196,207	$ 206,509	$Nil	$Nil
TOTAL:		$ 681,440	$ 622,161	$ 22,685	$ 16,467

(a)

Pacific Opportunity Capital Ltd., a company controlled by a director of the Company.

(b)

Paul L. Nelles and Michael Diehl are director and exploration manager of Innomatik respectively. Starting from April 1, 2014, Mr. Nelles’ and Mr. Diehl’s amounts were paid with Byrnecut’s funding for Slivovo.

(c)

Mineralia, a private company partially owned by the general manager of MAEPA.

6(i) Financial Instruments

The fair values of the Company’s cash and cash equivalents, receivables, accounts payables and accrued liabilities, other liabilities and due from/to related parties approximate their carrying values because of the short-term nature of these instruments.

The Company’s financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, interest risk and commodity price risk.

(a)

Credit risk

The Company’s cash and cash equivalents are held in financial institutions in Canada, Portugal, Kosovo and Barbados.  The Company does not have any asset-backed commercial paper in its cash and cash equivalents.  The Company’s receivable consists primarily of goods and services tax due from the federal government of Canada and the value-added taxes in Portugal and Kosovo.

(b)

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company manages liquidity risk through the management of its capital structure.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

As at September 30, 2014, the Company had cash of $901,763 (December 31, 2013 - $439,154) to settle current liabilities, net of funds held for optionees, of $791,820 (December 31, 2013 - $407,667).

Accounts payable and accrued liabilities are due within the current operating period.

(c)

Interest rate risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates.  The risk that the Company will realize a loss as a result of a decline in the fair value of the cash and cash equivalents is limited because they are generally held to maturity.

(d)

Commodity price risk

The Company is exposed to price risk with respect to equity prices. Price risk as it relates to the Company is defined as the potential adverse impact on the Company’s ability to finance due to movements in individual equity prices or general movements in the level of the stock market. The Company closely monitors individual equity movements and the stock market to determine the appropriate course of action to be taken by the Company.

(e)

Currency risk

The Company’s property interests in Portugal and Kosovo make it subject to foreign currency fluctuations and inflationary pressures which may adversely affect the Company’s financial position, results of operations and cash flows. The Company is affected by changes in exchange rates between the Canadian Dollar and foreign functional currencies. The Company does not invest in foreign currency contracts to mitigate the risks.

IFRS 7 establishes a fair value hierarchy that prioritizes the input to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company’s financial assets measured at fair value by level within the fair value hierarchy.

	Level 1	Level 2	Level 3	Total
Assets:
Cash	$901,763	$-	$-	$901,763
Restricted cash	$659,235	$-	$-	$659,235
	$1,560,998	$-	$-	$1,560,998

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

6(j) Management of Capital Risk

The Company manages its cash and cash equivalents, common shares, warrants, finder’s options and share purchase options as capital.  The Company’s objectives when managing capital are to safeguard its ability to continue as a going concern and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets.  To maintain or adjust the capital structure, the Company may attempt to issue new shares, acquire or dispose of assets or adjust the amount of cash and cash equivalents held.

In order to maximize ongoing operating efforts, the Company does not pay out dividends.  The Company’s investment policy is to invest its short-term excess cash in highly liquid short-term interest-bearing investments with maturities of 90 days or less from the original date of acquisition, selected with regards to the expected timing of expenditures from continuing operations.

The Company expects its current capital resources will be sufficient to carry out its exploration and operations in the near term.

7. Subsequent Events

None other than disclosed already in other sections.

8.  Policies and Controls

8(a) Significant Accounting Policies and Estimates

The preparation of these condensed consolidated interim financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the condensed consolidated interim financial statements and reported amounts of expenses during the reporting period.  Actual outcomes could differ from these estimates.  The condensed consolidated interim financial statements include estimates which, by their nature, are uncertain.  The impacts of such estimates are pervasive throughout the condensed consolidated interim financial statements, and may require accounting adjustments based on future occurrences.  Revisions to accounting estimates are recognized in the period in which the estimate is revised, if the revision affects only that period, or in the period of the revision and further periods if the revision affects both current and future periods.

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the condensed consolidated interim statement of financial position date, that could result in a material adjustment to the carrying amounts of assets and liabilities, in the event that actual results differ from assumptions made, relate to, but are not limited to, the following:

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

Critical judgments

•

The analysis of the functional currency for each entity of the Company. In concluding that the Canadian dollar is the functional currency of the parent, management considered both the funds from financing activities and the currency in which goods and services are paid for. The functional currency of its wholly-owned subsidiaries in Europe is the Euros and that the functional currency of its wholly-owned subsidiaries in Barbados is the US dollar as management considered the currencies which mainly influence the cost of providing goods and services in those subsidiaries. The Company chooses to report in Canadian dollar as the presentation currency; and

•

The assessment of indications of impairment of each mineral property and related determination of the net realized value and write-down of those properties where applicable; and

•

The determination that the Company will continue as a going concern for the next year.

8(b) Future Accounting Pronouncements

Certain new accounting standards and interpretations have been published that are not mandatory for the September 30, 2014 reporting period.  The Company has not early adopted the following new and revised standards, amendments and interpretations that have been issue but are not yet effective:

•

IFRS 9 (Amended 2010) Financial Instruments (mandatory adoption date has not yet been finalized)

The Company anticipates that the application of the above new and revised standards, amendments and interpretations will have no material impact on its results and financial position.

8(c) Changes in Internal Controls over Financial Reporting (“ICFR”)

No changes occurred in the current period of the Company’s ICFR that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

Avrupa Minerals Ltd.

Management’s Discussion & Analysis

9. Information on the Board of Directors and Management

Directors:

Mark T. Brown, B.Comm, C.A.

Paul Kuhn, M.Sc., P. Geo, SME Registered Member, QP

Paul Dircksen, M.S.

Ross Stringer, C.A.

Audit Committee members:

Mark T. Brown (Chair), Paul Dircksen and Ross Stringer

Management:

Paul Kuhn, M.Sc. – Chief Executive Officer, President

Winnie Wong, CA – Chief Financial Officer and Corporate Secretary

Avrupa Minerals Ltd.

Management’s Discussion & Analysis